MANAGEMENT DISCUSSION AND ANALYSIS

Form 51-102F1

For the Period Ending

March 31, 2005

1.1      Date of Information

This report has taken into account information available up to and including May 26, 2005.

1.2      Overall Performance and Results of Operations

General

The following Management’s Discussion and Analysis (“MD&A”) of Augusta Resource Corporation, (the “Company”) should be read in conjunction with the accompanying unaudited interim financial statements for the three months ended March 31, 2005 and with the audited financial statements for the years ended December 31, 2004 and 2003, all of which are available at the SEDAR website at www.sedar.com.

All financial information in this MD&A is prepared in accordance with Canadian generally accepted accounting principles.

Forward-Looking Statements

Certain statements contained in the following Management’s Discussion and Analysis constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance of achievements of the corporation to be materially different from actual future results and achievements expressed or implied by such forward-looking statements, which speak only as of the date the statements were made, and readers are also advised to consider such forward-looking statements while considering the risks set forth below.

Description of Business

The Company is engaged in the exploration and development of mineral properties located in the Coronation Diamond District in Nunavut, Canada, White Pine County, in Nevada and at Lone Mountain, near the town of Silver City, New Mexico. These properties are in the exploratory and development stages and are thus non-producing and consequently do not generate any operating income or cash flows from operations.

Overview of Performance

Properties in the Coronation Diamond District, Nunavut, Canada

The Company has four separate option agreements with 4763 NWT Ltd. (“NWT”) to acquire working interests (“WI”) of 10% and 20% for 4 properties located in the Coronation Diamond District in Nunavut, Canada, which aggregate about 487,300 acres in the region.

The property agreements for the 4 properties require the Company to pay NWT cash amounts totaling $231,573. The terms of these agreements also require the Company to issue common shares to NWT totalling 116,670 common shares, of which 58,335 shares are to be issued within 10 days of the Approval Date, and 58,335 shares by the first anniversary date of the initial share issuance. The Company issued 58,335 shares at a deemed value of $0.28 for a total value of $16,334 to NWT on April 29, 2003.

For the four properties comprising 487,300 acres, in which the Company can earn a 10% or 20% WI, NWT has optioned 85% and 70% WI, respectively, in each of the four properties to various third party exploration companies (“Primary Optionees”), with the balance of the 5% and 10% WI, respectively, to be retained by NWT. The Primary Optionees earn their interests by completing work expenditures over a 3 to 4 year period, whereby the Company will in effect have carried interests in these properties pending the Primary Optionees earning their 85% and 70% WI. The Company has agreed to assume responsibility for NWT’s work expenditures relative to NWT’s 5% and 10% WI in these properties for an amount up to the work expenditures to be completed by the Primary Optionees on each of these four properties to earn their 85% and 70% WI, respectively.

Prior to June 30, 2004, the Company held two additional option agreements with NWT to acquire a 100% working interest in the AW and BH properties, aggregating 241,300 acres. Those agreements required the Company to pay NWT cash amounts totalling $293,132 and to issue 200,000 common shares, of which 33,334 were to be issued within 10 days of the approved sale, 33,334 were to be issued by the first anniversary date of the initial share issuance, and 66,667 shares each by the second and third anniversaries. The Company issued 33,334 at a deemed value of $0.11 per share for a total value of $3,667 on May 7, 2003. In 2002, the Company entered into an option and joint venture agreement on the two properties, with Ashton Mining (Northwest Territories) Ltd. (“Ashton”), a wholly owned subsidiary of Ashton Mining of Canada Inc. Under terms of the agreements, the Company was to fund a Phase 1 exploration program, aggregating $207,000, that Ashton would conduct during the 2003 exploration season. In July 2004, the Company received results from the 2003 summer exploration program conducted on the properties. Ashton notified the Company that it was terminating the agreements on both properties and the Company decided to not proceed any further with the properties and, effective June 30, 2004, has written off $296,799 in Mining Properties and $212,355 in Deferred Exploration Expenses.

As at March 31, 2005, the Company had paid $469,705 to NWT in acquiring working interests in six properties in the Coronation Diamond District, incurred $215,949 in relation to deferred exploration expenditures related to these properties, issued 33,334 shares at a deemed price of $0.11 per share and 58,335 shares at $0.28 per share, and accrued an amount of $55,000 to NWT included in accounts payable, which is to be settled by the issuance of shares of the Company, subject to regulatory approval.

Properties in White Pine County, Nevada

In late 2004, the Company announced the signing of an agreement to acquire a 100% interest in the Mount Hamilton Gold Project, located in White Pine County, Nevada. The project is located approximately 45 miles east of Eureka, Nevada and 50 miles west of Ely, Nevada and is accessible from Highway 50 over good all-weather gravel roads. The White Pine Mining District has a long history of silver and gold mining, dating back to the first gold discovery in 1865.

Mount Hamilton has multiple exploration targets including surface bulk mineralization as well as high grade vein style mineralization. Six separate high priority areas have been identified. An extensive amount of exploration and drilling information on these areas is included in the acquisition. On March 4, 2005, the Company announced that the TSX Venture Exchange has given conditional approval for the acquisition of the Mount Hamilton Gold Project. The terms of the acquisition are $3,600,000 USD payable in cash over two years ($3,000,000) and stock (3,750,000 units). The units consist of one share and one warrant, with each warrant entitling the holder to purchase one common share at $0.16 for a period of two years. The acquisition closed on May 6, 2005.

On January 26, 2005, the Company announced the signing of agreements to acquire the Shell Deposit in White Pine County, Nevada. The Shell Deposit, located nearby the Mount Hamilton property, was subject to past exploration programs, with results indicating that the property hosted molybdenum and gold mineralization. The Company is acquiring a 100% working interest, subject to an underlying Net Smelter Royalty ranging from 0.5% - 4.5%, for cash payment of $120,000 US, and annual advance royalty payments commencing at $80,000 US on first anniversary increasing by $20,000 per year until production commences.

Property near Silver City, New Mexico

On March 1, 2005, the Company announced the signing of an agreement to acquire the Lone Mountain project in New Mexico. The Property is approximately 5 miles from the town of Silver City, New Mexico, 9 miles southwest of Phelps Dodge’s Chino mine and 5 miles northwest of Phelps Dodge’s Hurley smelter. The Company is acquiring a 100% working interest, subject to an underlying Net Smelter Royalty ranging from 2.0% - 3.0%, minimum exploration commitments of US$4,850,000 and payments of US$1,000,000 cash and 325,000 common shares over a 3 year period. In addition, until the property is in commercial production, the Company will make payment of US$400,000 cash and 100,000 common shares on the fourth and each subsequent anniversary.

As at March 31, 2005, the Company’s capitalized costs on its mining assets were as follows:

		Deferred
		Exploration
	Acquisition Cost	Expenses
Coronation Diamond District properties	$247,907	$3,594
Mt. Hamilton property	37,157	32,360
Lone Mountain property	24,993	-
Shell property	-	12,789
	$310,057	$48,743

Results of Operations

The following table shows the operating results for the period ending March 31, 2005 and 2004.

	March 31	March 31
			(INCREASE)/
	2005	2004	DECREASE

EXPENSES
Administration	7,500	7,500	-
Filing and regulatory	38,495	3,440	(35,055)
Fiscal and advisory services	517	-	(517)
Foreign exchange (gain)	192	673	481
Interest and finance charges	(3,063)	2,576	5,639
Legal fees	105	-	(105)
Office and sundry	29,949	653	(29,296)
Promotion	193,331	-	(193,331)
Recruitment fees	45,174	-	(45,174)
Salaries and benefits	56,320	43,907	(12,413)
Stock based compensation	937,202	-	(937,202)
Travel	-	1,755	1,755

Loss from operations	(1,305,722)	(60,504)	(1,245,218)

Operating loss for the three-month period ending March 31, 2005 was $1,305,722, $1,245,218 higher than the loss of $60,504 for the same period in 2004. The variance is primarily due to stock based compensation, the computed cost of stock options granted during the period of $937,202, promotional expenses incurred of $193,331 for increasing investor awareness of the Company, recruitment fees of $45,174, filing and regulatory fees of $35,055 due to increased activities and $29,296 office and sundry for rent and common costs shared with related companies.

The Company will continue to research additional opportunities to enhance shareholder value.

1.3      Select Annual Information

	2004	2003	2002
Total Revenue	nil	nil	nil
Loss before extraordinary items	(356,903)	(298,933)	(520,877)
Loss per share before extraordinary items	(0.03)	(0.04)	(0.10)
Diluted loss per share before extraordinary items	(0.03)	(0.04)	(0.10)
Total net loss	(866,057)	(298,933)	(520,877)
Total net loss per share	(0.06)	(0.04)	(0.10)
Total diluted net loss per share	(0.06)	(0.04)	(0.10)
Total assets	1,365,194	722,175	537,506
Total long-term financial liabilities	32,997	32,353	30,901
Cash dividends declared per share	nil	nil	nil

1.4      Summary of Quarterly Results

Selected financial information for each of the eight most recently completed quarters of fiscal 2005, 2004 and 2003 are as follows:

	2005		2004		2003

	Mar	Dec	Sep	Jun	Mar	Dec	Sep	Jun

Revenue	nil	nil	nil	nil	nil	nil	nil	nil

Net Loss	1,305,722	97,916	130,313	577,324	60,504	21,482	65,424	58,328

Net loss per share basic & diluted	0.06	0.01	0.01	0.07	0.01	0.00	0.01	0.01

The Company’s operations are dependant upon its ability to raise funds.

1.5      Liquidity

The Company’s mineral exploration and development activities have provided the Company with no sources of income and a history of losses, working capital deficiencies and capital deficiencies. However, given the nature of its business, the results of operations as reflected in the net losses and losses per share do not provide meaningful interpretation of the Company’s performance and valuation.

The Company’s working capital as at March 31, 2005 was $845,406 compared with a working capital of $502,874 as at December 31, 2004. It’s cash position as of March 31, 2005 was $1,063,395 in comparison to $989,799 as of December 31, 2004.

The Company has $32,997 due in long-term liabilities.

1.6      Capital Resources

The Company’s primary capital assets are mineral property assets which are discussed in detail in section 1.2 Overall Performance.

On February 11, 2005, the Company announced a private placement of up to 2,000,000 units at $1.00 for total proceeds of $2,000,000. Each unit is comprised of one common share and one half share purchase warrant, with each full warrant entitling the subscriber to purchase an additional common share for $1.25 for a period of one year. The private placement was closed in April 2005 for a total of 1,954,250 units for proceeds of $1,954,250 with 977,125 warrants issued, expiring April 15, 2006. Finder’s fees of $118,947.50 cash and 30,015 broker’s warrants on the same terms as those issued to the placees, were paid.

On February 17, 2005, the Company announced a private placement of up to 2,000,000 units at $2.00 for total proceeds of $4,000,000. Each unit is comprised of one common share and one half share purchase warrant, with each full warrant entitling the subscriber to purchase an additional common share for $2.50 for a period of one year. The private placement was closed in April 2005 for a total of 1,544,250 units for proceeds of $3,088,500 with 772,125 warrants issued, expiring April 15, 2006. Finder’s fees of $186,795 cash and 60,030 broker’s warrants on the same terms as those issued to the placees, were paid.

The Company historically has relied upon equity subscriptions to satisfy its capital requirements. The Company will continue to depend upon equity capital to finance its activities. There are no assurances that capital requirements will be met by this means of financing as inherent risks are attached therein including commodity prices, financial market conditions, and general economic factors. Management continues with its efforts to secure additional financing arrangements for the Company and the support of its creditors.

1.7      Off Balance-Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

1.8      Transactions with Related Parties

As of March 31, 2005, the Company incurred expenses of $7,500 (2004 - $7,500) for administrative services provided by a company in which a director of the Company has a 25% interest. As of March 31, 2005, the Company incurred salaries of $37,500 (2004 - $25,000) to the Chairman of the Company and $18,750 (2004 - $18,750) to a director. At March 31, 2005, included in accounts receivable is an amount of $74,861 (2004 - $450,946 in accounts payable) due from (2004 – due to) directors and related companies, which share certain common directors with the Company.

1.11     Proposed Transactions

There are no transactions that will materially affect the performance of the Company.

1.12      Critical Accounting Estimates

Not applicable.

1.13      Changes in Accounting Policies including Initial Adoption

On January 1, 2004, the Company adopted the revised CICA Handbook Section 3870 Stock-based Compensation and Other Stock.

In March 2005, 450,000 stock options with an exercise price of $2.05 were issued to a certain director and officer of the Company resulting in a fair value at the date of grant of $937,202. The fair value of stock compensation issued to the employee was determined using the Black-Scholes valuation model assuming a volatility factor of 191%, a risk free interest rate of 3.78% and an expected life of five years.

1.14      Financial Instruments and Other Instruments

The carrying values of cash, accounts receivable, accounts payable and accrued liabilities, note payable and loans and advances as reflected in the balance sheet approximate their fair values. The Company has no significant concentrations of credit risk.

1.15      Other MD&A Requirements

SHARE CAPITAL

(a)	Authorized: Unlimited number of common shares without par value.

(b)	Issued:

Changes in the Company’s share capital were as follows:

	Number of
	Shares	Amount
Common shares, Balance at December 31, 2004	19,764,555	$4,611,331
Issued for cash	3,875,000	1,087,500
Common shares, Balance at March 31, 2005	23,639,555	$5,698,831

(c)	Options

On March 31, 2005, certain directors and officers of the Company hold 979,333 stock options, and certain consultants and employees of the Company hold 125,000 stock options to purchase common shares of the Company.

The following table summarizes the status of the Company’s stock option plans as at March 31, 2005:

	2005
	Number of
	Shares	Exercise Price
Outstanding at beginning of year	1,096,000	$0.15
Granted	450,000	$2.05
Exercised	(275,000)	$0.12
Expired	(16,667)	$0.45
Cancelled	(150,000)	$0.10
Outstanding at March 31. 2005	1,104,333	$0.87

Options exercisable at March 31, 2005	716,833

The following table summarizes information about stock options outstanding at March 31, 2005:

	Options Outstanding and Exercisable

	Number	Weighted	Weighted	Number	Weighted
	Outstanding	Average	Average	Exercisable at	Average
Exercise	at March 31,	Remaining	Exercise	March 31,	Exercise
Prices	2005	Contractual Life	Prices	2005	Prices
$ 0.30	162,666	0.8 Years	$ 0.30	162,666	$ 0.30
$ 0.33	66,667	2.1 Years	$ 0.33	66,667	$ 0.33
$ 0.10	50,000	4.5 Years	$ 0.10	0	$ 0.10
$ 0.10	375,000	4.7 Years	$ 0.10	375,000	$ 0.10
$ 2.05	450,000	5.0 Years	$ 2.05	112,500	$ 2.05
	1,104,333			716,833

(d)	Warrants

As at March 31, 2005, the Company had the following warrants outstanding. Each warrant is exercisable into one common share.

	Number of Shares	Exercise Price and Expiry Dates
Outstanding at beginning of period	2,800,000	$0.10 until Nov 26, 2005
Exercised	125,000
Outstanding at end to period	2,675,000

Outstanding at beginning of period	7,660,000	$0.10 until May 6, 2006
Exercised	200,000
Outstanding at end to period	7,460,000

Outstanding at beginning of period	0
Issued	1,750,000	$0.45 until Mar 3, 2006
Outstanding at end to period	1,750,000

Total outstanding at March 31, 2005	11,885,000

The warrants attributable to the Private Placements announced on February 11 and February 17, which closed in April 2005 are not included. With these accounted for, an additional 1,839,295 warrants would be outstanding. With 1,007,140 exercisable at $1.25 expiring on April 15, 2006 and 832,155 exercisable at $2.50 expiring on April 15, 2006.

The warrants attributable for the agreement to purchase Mount Hamilton are also not included. As of the May 6, 2005 closing date, 3,750,000 warrants, exercisable at $0.16 US, expiring May 6, 2007 have been issued.

(e)	Contributed Surplus

On March 31, 2005, the contributed surplus was as follows:

2005
Balance - Beginning of year	104,500
Stock-based compensation retroactive adjustment (note 2)	-
Stock-based compensation expense for the year	937,202
Balance - End of year	1,041,702

SUBSEQUENT EVENTS

On April 13, 2005, the Company announced the appointment of Mr. Mike Clarke as Vice President Exploration. Mr. Clarke has a Ph.D. in Geology and over thirty years of international industry experience in the US, Mexico, Russia, Canada, Saudi Arabia and western Africa. For the past year, Mr. Clarke was Country Manager, Exploration for First Quantum Minerals Ltd. in Mauritania where he was responsible for exploration for the Guelb Moghrein Copper-Gold deposit. For the prior four and three quarter years, he was Director of Exploration for the Saudi Arabian Mining Company where, under his direction, the company made several large discoveries totalling in excess of several million ounces of contained gold.